UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
                                                      November 1,
2006

via facsimile and U.S. mail

Mr. Mike J. Ulrich
JPMorgan Chase Bank N.A., Trustee
Institutional Trust Services
221 West Sixth Street, 1st Floor
Austin, Texas 78701


      Re:	MV Oil Trust
		Registration Statement on Form S-1/A-1
      Filed October 5, 2006
		File No. 333-136609

Dear Mr. Ulrich:

      We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-1

1. We remind you of prior comments 1 and 2. We may have additional comments once you file all omitted exhibits.

2. We note your response to prior comment 4. If you retain the material that appears on the inside of the front cover page, include concise text to make clear which entity or entities own the fields that are being depicted and to explain any limitations on the rights to the fields.

3. You indicate in your response to comment 5 that "the trust unitholders have the protection of an independent trustee to enforce the rights of the Trust against the Company in the event that any conflicts of interest should arise." On page 75 of the registration statement, you state, however, that "[t]he Trustee will not make business decisions affecting the assets of the trust." Please discuss what rights the trustee will be able to enforce against the company such that it would be able to avert any conflicts of interest that may arise.

Cover Page

Prospectus Summary, page 1

4. Describe in greater detail in the Risk Factors section the potentially adverse tax consequences to which you allude in the bullet point captioned "The trust has not obtained a ruling from the IRS" at page 3.

Risk Factors, page 20

5. We refer you to prior comment 11. Please remove or revise, as appropriate, the following mitigating statements:
* "MV Partners is not able to control and predict whether these conditions will exist in the future and, if so, what their timing and duration will be" on page 22; and
* "... the trust is not aware of any courts that have made that determination" on page 27.

6. We note your response to prior comment 13. Please disclose this information in your business discussion later in the prospectus.

7. We note your response to prior comments 28 and 29. Provide a new risk factor or expand an existent risk factor to address:
* the lack of precedent for the tax treatment you anticipate for the units; and
* the risk resulting from the net profits interest not being treated as a debt instrument.

Also include sufficient detail in the tax consequences section to make clear why counsel is unable to render a "will" opinion.

Management of MV Partners, page 35

8. Please provide the information that was the subject of prior comment 15 for MV Partners, one of the co-registrants.

Discussion and Analysis of Historical Results of the Underlying
Properties, page 51

Hedging and Other Derivative Activities, page 51

9. In response to comment 22 in our letter dated September 13,
2006
you revised the disclosure to state that "Past performance of [your] hedges is not necessarily indicative of their future performance." As you report a history of hedging losses, expand the disclosure to explain the specific facts and circumstances as to why you believe past performance is not indicative of future performance. Please include similar revisions throughout your document where applicable.

Planned Development and Workover Programs, page 59

10. Please disclose whether the technologies you describe are subject to any licensing or rights agreements. If so, disclose the cost for maintaining such licenses or rights and the term of their duration, if material.

Financial Statements - MV Partners LLC, page MVF-1

Note A - Summary of Accounting Policies, page MVF-7

2. Interim financial statements, page MVF-7

11. We note your disclosure in which you explain that you have included ad valorem tax expense for the prior year in your results of operations for the six months ended June 30, 2006. Please explain to us your basis for not revising your financial statements for the year ended December 31, 2005 to reflect this expense in the period in which it was incurred. If you believe the effects are not material, please submit an analysis in support of your view.

Unaudited Pro Forma Financial Information - MV Partners, LLC, page
MVF-24

Unaudited Pro Forma Statements of Earnings, page MVF-26

12. In your response to comment 42 in our letter dated September
13,
2006 you state that the deferred gain will be amortized to income based on production occurring over the life of the net profits interest. It appears that the amortization of the gain will have a continuing impact on your operations.  Please tell to us why you have
not included adjustments on the pro forma statements of earnings to
reflect the portion of the gain that would have been recognized had
the conveyance of the net profits interest and the initial public offering transactions occurred as of January 1, 2005.
Notes to the Unaudited Pro Forma Financial Information, page MVF-
27

Note A - Basis of Presentation, page MVF-27

13. We note that MV Partners now intends to sell the 4,000,000 trust units to its members, VAP-I, LLC and MV Energy, LLC in exchange for a cash payment of $8 million and a notes receivable for $72 million. Further, we note your disclosure in which you state, "In accordance with accounting rules for transactions among related parties, the notes receivable were recorded at the historical carrying value of the trust units sold to the members and no gain on sale has been reflected." It appears you believe the relationship between MV Partners and these members impacts the accounting treatment for this transaction. Please disclose within your document what each member`s ownership interest is in MV Partners and when and how each member acquired its ownership interest.
In addition, please tell us why you have not reflected the note receivable balance in the amount of $72 million on the pro forma balance sheet. Presumably the members will begin remitting quarterly principal and interest payments to MV Partners in accordance with the terms of the notes receivable. Please tell us how MV Partners will account for the receipt of these payments if it does not intend to reflect the outstanding receivable amount on its balance sheet.

Note B - Pro Forma Adjustments, page MVF-28

14. We note that the net profits interest will terminate and the underlying properties will revert back to MV Partners on the later to occur of June 30, 2026, or when 14.4 MMBoe have been produced from the underlying properties. Please tell us what consideration, if any, you have given to including the return of the net profits interest in the calculation of the deferred gain on the sale of net profits interest.
Within your response, please include any accounting literature you have relied upon to support your position.

Exhibit 5.1

15. Obtain a new opinion which does not include the limitation that
the "opinion is for your benefit only and may not be disclosed to
or
relied upon by any other person...."

16. Also obtain an opinion that does not contain the limitations in paragraph D relating to income, assets, activities or employees in the
State of Delaware, or explain to us why those limitations are appropriate under the circumstances.

Exhibit 10.3

17. We note that you were in default of the credit agreement.
Where
appropriate in the registration statement, discuss the default and its consequences.

Engineering Comments

Prospectus Summary, Page 1

Projected Cash Distributions, page 16

18. Your cost line item - Production and property taxes = $2,477 thousand for the year ending December 31, 2007 - does not appear to agree with that same item in your consulting engineer`s report -
$998
thousand + $1968 thousand = $2966 thousand. Please reconcile this difference to us and amend your document if it is appropriate. This also applies to similar disclosure on page 43

The Underlying Properties, page 49

Planned Development and Workover Program, page 59

19. You state, "These leases have over 30 undrilled proved undeveloped offset locations... MV Partners has scheduled the drilling of [only]
14 proved undeveloped locations over the next five years." Since you have committed to drilling only the 14 PUD locations, the remaining locations for which you have made no commitment cannot be characterized as "proved undeveloped" even though they may comply with other criteria for PUD reserves. Please amend your discussion so that the unscheduled locations are not described as proved undeveloped.

20. We note that your consulting engineer`s report does not project any COPAS costs to proved non-producing and proved undeveloped properties. Please explain this to us and amend your proved reserve and associated net income disclosures if it is appropriate.

21. Your consulting engineer`s report - Table I - PUD -shows a maximum proved undeveloped gross well count of 135, but there are only 64 wells listed in Table II - PUD. Please reconcile this to us.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marc Wojciechowski at (202) 551-3759 or
Jennifer
Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551- 3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg,
Special Counsel, at (202) 551-3707 with any other questions.

      					Sincerely,



      					H. Roger Schwall
      Assistant Director

cc: 	M. Ulrich
      M. Wojciechowski
	J. Gallagher
      T. Levenberg
      C. Moncada-Terry
Mr. Mike J. Ulrich
MV Oil Trust
November 1, 2006
Page 7